Exhibit 99.1

NEWS RELEASE

Fortuna delivers production of 71,229 gold equivalent ounces from ongoing operations for the second quarter of 2025

Vancouver, July 9, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the second quarter of 2025 from its three operating mines located in West Africa and Latin America.

Q2 2025 highlights

•	Gold production from ongoing operations of 61,736 ounces; compared to 56,000 oz Au in Q2 2024[1,2] and 58,820 oz Au in Q1 2025[1,3]

•	Gold equivalent production from ongoing operations of 71,229 ounces[4] compared to 71,368 gold equivalent ounces (GEO) in Q2 2024[1,2] and 70,386 GEO in Q1 2025[1,3]

•	San Jose Mine sale successfully completed in April 2025[5]; Yaramoko Mine sale successfully completed in May 2025[7]

Consolidated GEO production for the first six months of 2025, including the Yaramoko Mine, totaled 179,409 ounces, inclusive of lead and zinc by-product credits. Fortuna reiterates its updated annual production guidance for 2025 in the range of 309,000 to 339,000 GEO. All figures presented in this news release are expressed in U.S. dollars unless otherwise indicated.

Q2 2025 consolidated GEO production

	GEO Production
	Q2 2025[2]	Q1 2025[3]	2025 Annual Guidance[7] (000)
Ongoing Operations
Séguéla, Côte d’Ivoire	38,186	38,500	134 - 147
Lindero, Argentina	23,550	20,320	93 - 105
Caylloma, Peru	9,493	11,566	44 - 49
Total from Ongoing Operations[1]	71,229	70,386	271 - 301
Divested Operation
Yaramoko, Burkina Faso	4,721[6,7]	33,073	38
Total from Ongoing and Divested Operations	75,950	103,459	309 - 339

Notes:

1.	Consolidated production excludes divested operations of the San Jose and Yaramoko mines
2.	Refer to Fortuna news release dated July 9, 2024, “Fortuna reports solid production of 116,570 gold equivalent ounces for the second quarter of 2024”
3.	Refer to Fortuna news release dated April 10, 2025, “Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025”
4.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,306/oz Au, $33.77/oz Ag, $1,945/t Pb and $2,640/t Zn or Au:Ag = 1:97.90, Au:Pb = 1:1.70, Au:Zn = 1:1.25
5.	Refer to Fortuna news release dated April 14, 2025, “Fortuna completes sale of non-core San Jose Mine, Mexico”
6.	Figures reported as of April 14, 2025, being the date the Company and Soleil Resources International Ltd. agreed to the assumed handover of operations. See “Management’s Discussion and Analysis for the three months ended March 31, 2025”
7.	Refer to Fortuna news release dated May 13, 2025, “Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance”

West Africa Region

Séguéla Mine, Côte d’Ivoire: On track to achieve upper end of guidance

	Q2 2025	Q1 2025
Tonnes milled	429,184	444,004
Average tpd milled	4,665	4,933
Gold grade (g/t)	3.00	2.76
Gold recovery (%)	92.84	93.13
Gold production (oz)[1]	38,186	38,500

Note:

1.	Production includes doré only

Mining

Mine production for the quarter totaled 340,426 tonnes of ore, averaging 3.3 g/t Au, and containing an estimated 36,482 ounces of gold from the Antenna, Ancien, and Koula pits. A total of 5,194,192 tonnes of waste was moved during the period, resulting in a strip ratio of 15.3:1.

Processing

In the second quarter of 2025, Séguéla produced 38,186 ounces of gold at an average head grade of 3.0 g/t Au, representing a 0.8 percent decrease in ounces produced and an 8.6 percent increase in grade compared to the first quarter of 2025.

Gold recoveries and mill throughput declined slightly during the quarter, attributed to maintenance on one of the carbon-in-leach processing tanks in June. Despite this, mill throughput averaged 210 tonnes per hour, exceeding nameplate capacity by 36 percent.

Year-to-Date Production

Séguéla produced a total of 76,686 ounces of gold in the first half of 2025, in line with the upper end of annual production guidance.

Yaramoko Mine, Burkina Faso: Sale completed in May 20251

	Q2 2025[2]	Q1 2025
Tonnes milled	20,666	134,692
Average tpd milled	1,476	1,403
Gold grade (g/t)	7.28	7.81
Gold recovery (%)	97.68	97.43
Gold production[3] (oz)	4,721	33,073
Notes:

1.	Refer to Fortuna news release dated May 13, 2025, “Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance”
2.	Figures reported as of April 14, 2025, being the date the Company and Soleil Resources International Ltd. agreed to an assumed handover of operations. See Management’s Discussion and Analysis for the three months ended March 31, 2025.
3.	Production includes doré only

In May 2025, Fortuna leveraged favorable precious metals market conditions and continued to optimize its asset portfolio with the completion of the sale of the Yaramoko Mine, which had approximately one year of mineral reserves remaining. As a result, the Company no longer has any operations in Burkina Faso.

As part of the agreement for the sale of the Company’s Burkinabe assets with Soleil Resources, the assumed handover of operations at the Yaramoko Mine was effective April 14, 2025. As of this date, 20,666 tonnes of ore were treated at an average head grade of 7.28 g/t Au, producing 4,721 ounces of gold. Mining was focused at the 55 Zone, QV Prime, and the 109 Zone open pit.

As of April 14, 2025, Yaramoko had produced a total of 37,794 ounces of gold year to date.

Latin America Region

Lindero Mine, Argentina: On track to meet annual production guidance

	Q2 2025	Q1 2025
Ore placed on pad (t)	1,828,520	1,753,016
Gold grade (g/t)	0.57	0.55
Gold production[1] (oz)	23,550	20,320
Note:

1.	Lindero production includes doré, gold-in-carbon, and gold in copper concentrate

Mining

Mining operations delivered another quarter of strong and consistent performance in the second quarter of 2025, aligning with management’s annual mine plan. Lindero mined 1.32 million tonnes of ore with an efficient strip ratio of 2.3:1. Furthermore, 1.83 million tonnes of ore were placed on the leach pad, a 4 percent increase over the previous quarter, with an average head grade of 0.57 g/t Au, containing an estimated 33,219 ounces of gold.

Processing

Lindero produced 23,550 ounces of gold during the quarter, including 21,153 ounces in doré bars, 1,214 ounces in rich fine carbon, 72 ounces in copper precipitate, and 1,111 ounces in precipitated sludge.

The 16 percent increase in production compared to the first quarter was driven by a 4 percent higher gold grade, 4 percent more ore placed on the pad, and recovery of non-leached inventory stacked in the previous quarter. Production remains in line with the planned mining and stacking sequence.

Energy Efficiency and Cost Optimization

The 14.5 MWh photovoltaic plant was successfully completed and commissioned on schedule. In June 2025, it generated 1 million kWh, supplying 26 percent of Lindero’s power demand. The plant’s performance means Lindero was able to eliminate the need for 286,300 liters of diesel, which is equivalent to 35 percent of the operation’s typical monthly diesel consumption, contributing to both cost efficiency and reduced greenhouse gas emissions.

Plant Performance with crushing capacity significantly enhanced at Lindero, achieving new milestones

During the first half of 2025, the project to increase crushing plant capacity was consolidated, achieving an average throughput of 1,050 tonnes per hour (tph) in the second quarter, 11 percent above the 2024 average. In June, a record average throughput of 1,109 tph was achieved. This performance places Lindero on track to meet annual production guidance.

Year-to-Date Production

Lindero produced a total of 43,870 ounces of gold in the first half of 2025.

Caylloma Mine, Peru: Continued strong operational performance

	Q2 2025[1]	Q1 2025[2]
Tonnes milled	138,471	136,659
Average tpd milled	1,556	1,553
Silver grade (g/t)	64	67
Silver recovery[3] (%)	83.82	83.15
Silver production (oz)	240,621	242,993
Lead grade (%)	3.23	3.21
Lead recovery (%)	90.38	91.32
Lead production (lbs)	8,924,312	8,836,127
Zinc grade (%)	4.63	5.01
Zinc recovery (%)	90.91	91.32
Zinc production (lbs)	12,850,745	13,772,278
GEO production (oz)	9,493	11,566
Notes:

1.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,306/oz Au, $33.77/oz Ag, $1,945/t Pb and $2,640/t Zn or Au:Ag = 1:97.90, Au:Pb = 1:1.70, Au:Zn = 1:1.25
2.	Refer to Fortuna news release dated April 10, 2025, “Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025”
3.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

Mining

Mine production for the quarter totaled 136,078 tonnes of ore with 75 percent mined from the Animas vein by overhand cut and fill, and 25 percent mined by primarily by sub-level stoping from the Cimoide ASNE vein.

Processing

In the second quarter of 2025, Caylloma produced 240,621 ounces of silver at an average head grade of 64 g/t Ag, maintaining production levels consistent with the previous quarter.

Zinc and lead production totaled 12.9 million and 8.9 million pounds, respectively, with average head grades of 4.63% Zn and 3.23% Pb. Base metal production remained in line with the prior quarter and aligned with the planned mining sequence for the period.

Year-to-Date Production

Caylloma produced a total of 9,493 gold equivalent ounces (GEO) in the second quarter and 21,059 GEO for the first half of 2025.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2025 annual production guidance and the likelihood of the Company meeting such annual production guidance, including statements that the Séguéla Mine is on track to achieve upper end of guidance; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

-8-